Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following is additional language added to the “BHP Billiton’s Proposed Combination

With Rio Tinto To Unlock Value” section of the BHP Billiton website at

http://www.bhpbilliton.com/bb/home/bhpBillitonsProposedCombinationWithRioTintoToUnlockValue.jsp.

On 1 November, the Board of BHP Billiton wrote to the Board of Rio Tinto proposing a combination of their respective companies to create an organisation without peer in the natural resources industry. The Board of BHP Billiton has sought and continues to seek to engage in discussions with Rio Tinto with a view to obtaining the support and recommendation of the Board of Rio Tinto for this proposal.

BHP Billiton firmly believes that the rationale for combining BHP Billiton and Rio Tinto is compelling due to the strategic fit, the expected synergies and the opportunity to create an organisation without parallel. The combination will unlock value for both BHP Billiton and Rio Tinto shareholders.